Exhibit 6.4

MANUFACTURING AGREEMENT for KEEN HOME

THIS AGREEMENT (“Agreement”) is made this 28th day of August, 2015 by and between Keen Home Inc. (thereafter referred to as “CUSTOMER”) a Delaware corporation having its principal place of business at 320 W 37th St, 15th Floor, New York, NY 10018 USA and Ryder Industries Ltd. having its principal place of business at 1803 Chinachem Johnston Plaza, 178 Johnston Road, Wanchai, Hong Kong (hereafter referred to as “Ryder”), together referred to as the “Parties”.

Definitions.

The use of the word “Days” in this contract shall refer to calendar days, including working and non-working days unless explicitly specified otherwise.

The use of the term “EXF” in this contract shall refer to the ex-factory date or date at which finished goods ship out of Ryder’s factory.

The use of the term “FOB” in this contract shall refer to the Free On Board transfer of goods and their respective ownership from Ryder to CUSTOMER. FOB occurs upon delivery to CUSTOMER’s designated freight forwarder(s) in Hong Kong upon which a goods received document is furnished by the forwarder(s) to CUSTOMER and Ryder as stated in Exhibit “D”.

The use of the term “DFX” in this contract shall refer to design services including but not limited to: design for manufacturing, design for quality, design for cost, design for testability and general design for supply chain optimization.

“Long Lead Time” or “LLT” material in this contract refers to material with a lead time equal to or greater than fifty-six (56) days.

WITNESSETH:

WHEREAS, CUSTOMER is in business of importing, marketing, developing, testing and supporting new Product(s); and

WHEREAS, Ryder is engaged in component sourcing and the manufacture, development and testing of electronic Product(s); and

WHEREAS, CUSTOMER desires to purchase from Ryder, and Ryder desires to joint-design, manufacture and sell to CUSTOMER an electronic device (the “Product(s)”), as further described in Exhibit A attached hereto.

NOW, THEREFORE, in consideration of the mutual terms and covenants set forth below, the Parties agree as follows:

1.          Conditions. Subject to the terms and conditions set forth herein, Ryder will joint-design, and manufacture the Product(s) exclusively for CUSTOMER. Ryder warrants and represents as follows :

i.	Ryder shall meet the quality standards incorporating an Acceptable Quality Level (“AQL”) determined by ANSI/ASQ Z1.4:2003 General Level II normal inspection. AQL levels for Critical, Minor and Major shall be mutually agreed upon between Ryder and CUSTOMER in the form of a quality specification document.
ii.	Ryder shall allow CUSTOMER to review the Product(s’)’s mechanical and circuitry design (e.g. mechanical drawings, circuit layout, etc.) during the Product(s’)’s development.
iii.	CUSTOMER shall approve all design files to ensure Product(s) is designed to meet CUSTOMER-supplied specifications and CUSTOMER’s functional design objectives. While Ryder will ensure Product(s) is manufactured to meet aforementioned specifications. Product(s) shall be tested as per mutually agreed requirements by both parties to ensure compliance with aforementioned specifications.
iv.	Ryder shall notify CUSTOMER in a timely manner, not to exceed five (5) working days, should any CUSTOMER specification be unachievable from a manufacturing perspective.
v.	Ryder shall also notify CUSTOMER in a timely manner, not to exceed five (5) working days, should CUSTOMER request a design task of Ryder that Ryder assesses to be technically infeasible (Example 1: CUSTOMER requests Ryder to layout a PCB in a footprint that is too small to place all components or route connections. Example 2: CUSTOMER requests Ryder to design plastics to withstand forces that cannot be withstood given other CUSTOMER specified design constraints).
vi.	Ryder shall make a good faith effort to fully understand the design intent of the Product(s) in order to assist customer in establishing quality control and quality assurance processes capable of detecting a non-compliant Product(s). Such processes may require additional engineering and Production testing not explicitly requested by CUSTOMER, and the cost incurred will be updated and borne by the Part(ies) upon mutual agreement.
vii.	Service Life Guarantee: Ryder warrants the Product(s) against material and workmanship in accordance with for a period of twelve (12) months. Ryder shall not be liable for any Product failure arising from the unintended use, modification or disregard for user documentation. Prior notification with issues identified in writing by CUSTOMER will be made to Ryder during the said period. Options for warranty satisfaction may include Product return for repair, replacement with parts, or one-to-one replacement for which delivery terms & cost involved will be determined upon mutual agreement by the Parties. Unless otherwise stated, or upon mutually agreed terms, issues found and caused by the firmware and software shall be the responsibility of CUSTOMER.

viii.	Ryder shall be responsible for managing payment, delivery schedules and material quality with all of Ryder’s subcontractors and suppliers that it has engaged to provide upstream products and services related to the development and manufacture of CUSTOMER’s Product(s).

2.          Term. The term of this Agreement shall commence as of the date of this Agreement and shall continue eighteen (18) months from the signing date. It will be extended for a further six (6) months automatically after each active purchase order lot.

3.          Project Tasks. The Parties shall have specific design and development responsibilities related to the Product(s). The major tasks and responsibilities are as follows :

i.	The Parties will mutually agree on the design and “Technical” specifications for the Product(s).
ii.	CUSTOMER will supply Pre-DFX electronics, mechanical and firmware design files to Ryder.
iii.	Ryder will provide joint design services as requested by CUSTOMER, which will be limited to electronics and mechanical design. All firmware and software will be supplied by CUSTOMER unless other arrangements are made by mutual agreement between the Parties.
iv.	Ryder will complete all tooling for plastic and metal parts in-house or through a 3rd party supplier identified by Ryder and approved by CUSTOMER. Ryder shall be responsible for managing and negotiating terms with its suppliers including delivery schedules, material quality and payment.
v.	Ryder shall manufacture the Product(s) for the CUSTOMER.

4.          Development Costs. CUSTOMER hereby agrees to pay upon presentation of invoice the fees and expenses related to the design, development and manufacture of the Product(s) as detailed in Exhibit B of this Agreement.

i.          The Development charges do not include any tooling costs, mock-up samples, lab-test/approval costs and other significant costs (e.g. travel expenses, airfare, etc.).

ii.         Tooling: Customer shall commit to pay all tooling charges once the design is approved. The schedule is detailed in Exhibit B attached hereto.

iii.        Ryder guarantees a plastic injection tool life of at least 300,000 shots, and upon full payment of the total tooling cost, a certificate of title for the tooling will be issued to CUSTOMER.

iv.        Ryder shall release to CUSTOMER or CUSTOMER’s designated agent all tools and / or fixtures paid for and / or titled to CUSTOMER at CUSTOMER’s request.

5.          Capital Investment. Ryder will make proper arrangement and reserve sufficient production capacity to meet CUSTOMER's order requirements during the term of this agreement.

6.          Payment for manufacture. CUSTOMER shall issue payment for manufacture as per the terms outlined in Exhibit B.

Best efforts shall be made by Ryder to control costs with respect to those provided in the quotation; however, CUSTOMER understands that adjustments may need to be made due to a variety of factors including:

•	Incomplete knowledge of all costs at the time the Material Authorization is provided.
•	Specification changes that may occur late in the product development process (i.e. packaging design).
•	Design changes required as a result of testing
•	Adjustment to the product variant breakdown (i.e. total number of units remains the same but the quantity of each size changes)
•	Change in the number or timing in which material sets are converted into finished goods.

Adjustments in cost may occur at the time the Purchase Order is issued or as late as the date at which EXF shipments occur. Any adjustments must be mutually agreed upon between Ryder and CUSTOMER.

CUSTOMER Payment for manufacture shall be contingent upon Product conformance to CUSTOMER’s Technical Specification(s) provided by CUSTOMER and AQL levels defined by a Quality Specification mutually agreed upon by the Parties. CUSTOMER reserves the right to verify compliance by obtaining written or photographic evidence from Ryder and / or conducting on site visits of Ryder’s manufacturing facility by CUSTOMER. On site visits may be conducted by an employee or officer of CUSTOMER or alternatively a third party representative authorized by CUSTOMER and identified to Ryder.

7.          Shipping Term. Unless otherwise stated, shipping term will be FOB (Free on Board (named port of shipment)) Hong Kong, based on Incoterms 2010. It means the Ryder pays for transportation of goods to the port of shipment. CUSTOMER pays cost of air and or marine freight transportation, insurance, unloading and transportation cost from the arrival port to destination.

8.          Purchase Orders; Delivery. CUSTOMER shall make best efforts to provide a non-binding, rolling forecast six (6) Months in advance of production. CUSTOMER shall also supply material authorizations and deposits to Ryder as per Exhibit B to ensure on time readiness of long lead time components to support CUSTOMER’s target EXF shipments. Ryder shall make best efforts to ship Product(s) on the date shown in the CUSTOMER purchase order which are based on reasonable lead-times as mutually agreed upon by both Parties. Payment terms and schedule are described in greater detail in Exhibit B.

Ryder understands that, in order for CUSTOMER to meet its time sensitive commitments to its customers, namely large retailers, it is essential that Ryder deliver products of the quality and quantity required by CUSTOMER, within the time periods specified by CUSTOMER on its purchase orders or EXF dates otherwise mutually agreed to by the Parties. Ryder and CUSTOMER acknowledge and agree that time of EXF shipment of products shall be of the essence for this agreement and for each purchase order hereto. In the event Ryder fails to meet its delivery obligations hereunder or in any purchase order, and in addition to any and all rights and remedies in law or equity that may be available to CUSTOMER, CUSTOMER specifically reserves the right to charge and collect from Ryder fines for late and/or missed delivery and/or product and/or packaging defects and/or nonconformance (such as, without limitation, mislabeled packaging, incorrect quantities, incorrect products), including but not limited to the amount of such fines levied against CUSTOMER by its customers as a result of any such failure, as well as any incidental or consequential damages relating to such late or missed shipments, and Ryder agrees that it shall be fully responsible for and shall promptly reimburse CUSTOMER for any such damages incurred by CUSTOMER and attributable in the sole discretion of CUSTOMER, to such failure.

Ryder’s liability for late or non-shipment of finished goods shall be subject to the following limitations:

•	Ryder’s financial liability shall be limited to the total FOB value of the goods in the purchase order.
•	Ryder shall be excused from its liability in the case of a valid Force Majeure (see “Force Majeure”)
•	Ryder shall not be liable for any non-shipment or delay resulting from CUSTOMER’s failure to provide design files, software, firmware, documents, equipment, approvals, instructions or payments to Ryder when obligated to satisfy the mutually agreed upon EXF shipment schedule.

•	Ryder shall not be liable for any non-shipment or delay resulting from the failure of any software, firmware and / or equipment supplied by CUSTOMER for the purposes of manufacturing CUSTOMER’s Product(s).
•	Ryder shall not be liable for any non-shipment or delay resulting from design or processes changes requested by CUSTOMER.
•	While the Parties reserve the right to mutually attempt to expedite EXF dates at any time; Ryder shall not be liable for missing any CUSTOMER requested EXF shipment date that is earlier than that which is stated in the purchase order, a situation that may occur if and when the Parties mutually attempt to expedite EXF shipment after the purchase order has been issued and accepted by Ryder.

9.          Excess Material Liability. Since Minimum Order Quantity (MOQ) is required for many materials, CUSTOMER shall be responsible for any excess materials where MOQ is higher than the finished goods quantity including amortized scrap. After completion of the manufacture of the Product(s), Ryder shall provide a list of excess materials and CUSTOMER shall settle it by wire transfer within thirty (30) Days. Any excess materials paid for by CUSTOMER shall remain the property of CUSTOMER. When requested by CUSTOMER, Ryder shall be responsible for the storage and safekeeping of excess material owned by CUSTOMER for ninety (90) days from the date of the last shipment to FOB HK. Ryder may bill customer for storage of raw materials owned by CUSTOMER beyond ninety (90) days for a nominal storage fee not to exceed $6 USD per square meter per month.

10.        Material Shortages, Obsolescence and Supply Chain Risk. Ryder shall be responsible for ensuring its suppliers can provide sufficient material for existing and forecast purchase orders. Ryder shall be responsible for identifying and mitigating any risks to material availability and price in its supply chain while sharing its findings with CUSTOMER. Such risks may include, but are not limited to, supplier financial standing, significant changes in a supplier’s ownership, single source components and volatility in the price of raw materials. Ryder shall make best efforts to query its suppliers for any plans to obsolete or end of life a component used in CUSTOMER’s Product(s) far enough in advance in order for Ryder to place a last time buy. Last time buy quantities shall be approved by CUSTOMER with the objective of maintaining production continuity until Ryder and CUSTOMER have had sufficient time to cooperatively evaluate, test, qualify and / or re-certify a suitable replacement component.

11.         “Spot Buy” or “Hot Buy” of Long Lead Time components. CUSTOMER shall make best efforts to supply forecast, material authorizations and deposits to Ryder to ensure on time readiness of long lead time components purchased on futures contracts to support CUSTOMER’s target EXF shipments. Ryder and Keen Home shall mutually exhaust all efforts to obtain an expedited delivery on material at risk of supporting the production schedule required to satisfy CUSTOMER’s target EXF shipment dates. If a request has been made with both the distributor and the manufacturer without a successful expedite, CUSTOMER at its discretion, may authorize Ryder to place a “Spot Buy” or “Hot Buy” for material from a stocking distributor. CUSTOMER shall be responsible for payment for 100% of the spot buy purchase upon Ryder placing the spot buy order. Components with a standard lead-time exceeding ninety (90) days may require a spot buy on a regular basis or otherwise be designed out for future production by means of an engineering change notice (ECN). Ryder shall omit the cost of any components purchased by “Spot Buy” or “Hot Buy” from the FOB price as payment for said components will be satisfied by payment upon the “Spot Buy” or “Hot Buy” purchase.

12.        Product Design Changes. Refer to Acceptance of Product(s).

13.         Manufacturing Process Changes. Manufacturing process changes are expected to take place during the manufacturing lifecycle of CUSTOMER’s Product(s) in order to improve production efficiency, increase yield and reduce process costs. Ryder shall be responsible for the management and continuous improvement of the manufacturing processes used to manufacture CUSTOMER’S product. Ryder shall make best efforts to inform customer of its manufacturing processes, including changes and the supply of work instructions to customer or its agents when requested. CUSTOMER and its specified agents may make suggestions for process improvements. Ryder shall be responsible for the internal tracking of when processes changes are implemented and be capable of notifying CUSTOMER of the dates and / or serial numbers upon which process changes were implemented.

14. Confidentiality. All information conveyed between the Parties relating to technical, manufacturing, financial, product development plans or marketing matters shall be deemed to be confidential, unless they are clearly identified as non-confidential information. Both Parties will not disclose to any third party or use or exploit (other than in connection with its obligations under this Agreement) confidential information, except to the limited extent otherwise required by law. Both Parties will take whatever action is necessary or appropriate to ensure that their employees, consultants, agents, officers, and directors comply with the provisions of this Section both during and after the time they serve in such capacities. Both Parties have entered into a mutual NDA, which will remain in full force and effect for the duration of this Agreement.

15.         Ownership of Design. CUSTOMER shall retain ownership of all product concepts, industrial designs and software specific to the Product(s).

16.         Intellectual Property Rights.

i.	CUSTOMER shall be responsible for all third-party license fees, royalties, and copyrights relating to the Product(s).

ii.	CUSTOMER shall be responsible for any patents, trademark infringement or product liability lawsuits whatsoever with respect to the Product(s), and will hold Ryder harmless from any legal actions against it resulting from an alleged violation of the above.

17.         Acceptance of Product(s).

i.	CUSTOMER or its agents shall have the right to evaluate and approve the Product(s) for conformance to CUSTOMER’s technical and quality specifications before, during and after production starts.
ii.	Product Design Changes. Any change to the fit, form or function of CUSTOMER’s Product(s) shall be reviewed and approved by CUSTOMER before the changes may be applied to production material. Changes may be major; such as a PCB design change or small; such a passive component substitution for supply chain continuity. Such changes shall require a signed Engineering Change Notice or “ECN” from CUSTOMER after adequate test and validation has been completed prior to applying the respective changes to production material. All applicable kit and product part number revisions shall be incremented to coincide with product design changes in order to track which units of Product incorporate said changes and which do not without the need to open packaging or disassemble hardware. The tracking of changes to firmware shall be solely the CUSTOMER’s responsibility unless otherwise agreed to by both parties. CUSTOMER’s policy is to not approve untraceable design changes commonly referred to as a “running change” unless explicitly approved otherwise by CUSTOMER.
iii.	CUSTOMER or its agents shall have the right to inspect Product(s) shipment lots at Ryder’s facility before shipment and to reject any lots, in whole or in part, in which units are in breach of the agreed AQL standards as outlined in Section 1(i) of this Agreement. CUSTOMER will notify Ryder of shipments rejected on the basis of random sampling and Ryder will have the right to request 100% inspection, at Ryder’s cost, in which case CUSTOMER will be obligated to accept only Product(s) which complies with the AQL standards outlined in Section 1(i) of this Agreement. Disposition of rejected Product(s) will be determined by Ryder, and Ryder will have the option to repair or produce new units at its sole expense. If CUSTOMER does not elect to inspect Product(s) at the point of manufacture, Ryder’s inspection, carried out according to those quality standards further described in Section 1 of this Agreement, will be accepted by CUSTOMER so long as CUSTOMER is furnished with a copy of the inspection report.

18.         Non-Competition. So long as this Agreement is in effect, Ryder will not manufacture for sale by itself or to any third parties any Product(s), whether now existing or hereafter developed, that is (i) not unique in its ornamental appearance when compared to the Product(s) or (ii) incorporates functional elements that are covered under any CUSTOMER patents or patents pending unless Ryder shall first obtain CUSTOMER’s written consent to such manufacture and sale.

19.        Termination. This Agreement may be terminated by either party effective at any time after the happening of any of the following events: (i) the filing by the other party of a petition in any bankruptcy court or other relief under the bankruptcy laws of any country or jurisdiction; or (ii) the making by the other party of any assignment, composition or similar arrangement for the benefit of creditors; or (iii) failure to take adequate steps to cure any material breach of any terms, conditions or covenants contained in this Agreement within sixty (60) Days of receipt written notice by the other party; or (iv) a change of control event defined as any person or group of persons, together with its affiliates, becomes the beneficial owner, directly or indirectly, of fifty one percent (51%) or more of the then outstanding common stock of CUSTOMER, or fifty one percent (51%) or more of the voting power of the then outstanding securities of CUSTOMER entitled generally to vote for the election of the members of the Board.

20.         Force Majeure. No Party shall be liable for any default in carrying out any of its obligations hereunder where such default, failure or delay is due to labor dispute, strike, fire, explosion, lockout, flood, earthquake, failure of shipping facilities or transportation agencies, embargo or insurrection, act, order or requirement of any government or political subdivision, act of God, or the public enemy or other cause conditions beyond reasonable control of a Party; provided, however, that such Party shall give the other advance written notice of any such anticipated default, failure or delay as soon as reasonably possible after it has notice of conditions or circumstances which may cause such delay.

21.         Notice. Any notice required or permitted hereunder, except as otherwise provided in this Agreement, shall be in writing and sent by courier or confirmed telefax or registered delivery post to the addresses set forth below who shall be deemed to receive such notice within seven (7) working days:

In case of notice
to CUSTOMER :	Keen Home Inc.
320 W 37th St (15th Floor)
New York, NY 10018 USA

In case of notice	Ryder Industries Ltd.
to Ryder :	1803 Chinachem Johnston Plaza,
178 Johnston Road,
Wanchai, Hong Kong

22.        Miscellaneous

i.	This Agreement shall be binding upon and shall inure to the benefit of the successors and assigns of the Parties hereto. Ryder shall not assign this Agreement or any rights hereunder without the written consent of CUSTOMER, except to one or more of its parent, subsidiary or affiliated corporations or to any corporation with which Ryder may merge or consolidate.
ii.	If any condition of the Agreement is invalid, voidable or becomes obsolete or inapplicable, this shall not affect the validity of the other terms of this Agreement.
iii.	This instrument contains the entire agreement between the Parties. It may not be changed orally, but only by an agreement in writing signed by the Parties.
iv.	This Agreement as well as all other agreements concluded for its implementation shall be interpreted and governed by the laws of the Hong Kong SAR and its courts.

IN WITNESS WHEREOF the Parties have set their hands and seals the day and year first written above.

CUSTOMER,

Signature :

Name :

Title :

Date :

Ryder Industries Ltd.

Signature :

Name :

Title :

Date :

EXHIBIT “A”

Product Descriptions

Keen Home “Smart Vent”

Part Numbers starting with “SV01”

Battery powered air vent cover controlled wirelessly using 802.15.4 radio technology.

Used by consumers with a central forced air HVAC system and smart phone to intelligently redirect airflow through their home to for greater comfort and energy savings. The Smart Vent will be offered in multiple sizes.

Keen Home “Smart Bridge”

Part Numbers starting with “GW01”

AC powered thin gateway that communicates wirelessly using 802.15.4 radio technology with multiple Keen Home Smart Vents. Translates between ZigBee protocol and TCP/IP. Communicates with LAN, WAN and Internet networks via a wired Ethernet transceiver.

A complete set of Technical Product(s) specifications, including regulatory requirements shall be provided by CUSTOMER and signed off by Ryder prior to mass production.

Initials
______
______

EXHIBIT “B”

Payment Schedule

Design, Engineering and Software Costs:

(i)	All engineering and design services requested by CUSTOMER shall be quoted with an estimated cost and lead-time. Ryder shall also demonstrate understanding of the services requested in written form.
(ii)	CUSTOMER shall be responsible for approving all engineering work subject to NRE in written form (i.e. email).
(iii)	CUSTOMER shall provide payment for 50% of the estimated NRE charges at the start of work.
(iv)	CUSTOMER shall provide the remaining NRE payment, adjusted for any deviation from the originally estimated charges, upon completion of the mutually agreed engineering work.
(v)	Ryder shall rebate or credit customer for 40% of the total NRE charges incurred by CUSTOMER upon CUSTOMER’S cumulative Product(s) volume reaching 40,000 Units, with a Unit being defined as one unit of Product(s). A rebate or credit shall be provided within thirty (30) Days after Ryder has received complete payment for these Units. NRE rebates and credits apply only to engineering services (intangible) performed directly by Ryder. Product(s) and services provided by Ryder’s subcontractors and suppliers shall not be subject to credits or rebates.

Tooling and Fixture Costs:

(i)	Upon Ryder’s ordering of tooling for the Product(s), CUSTOMER shall pay Ryder 50% of the Product(s’)’s total tooling costs.
(ii)	Upon approval of first off-tool samples, CUSTOMER shall pay Ryder for the remaining 50% of the Product(s)’s total tooling costs.

Manufacturing and Production Material:

i)	At ninety (90) to one hundred-twenty (120) days prior to CUSTOMER’s target EXF ship date;
a)	Ryder shall provide its most up to date quotation for finished goods delivered to the named FOB port. The quotation shall include an “Open BOM” including itemized pricing on all components, process (direct labor and equipment utilization), overhead, profits and shipment to the named FOB port.
b)	CUSTOMER shall provide its most up to date forecast to Ryder outlining CUSTOMER’s production requirements, including EXF ship dates, including Product models and quantities.

c)	CUSTOMER shall issue a Material Authorization, following the terms outlined in the Material Authorization template in Exhibit “F”.
d)	CUSTOMER shall issue a deposit payment for 5% of the total finished goods FOB cost estimated in the CUSTOMER’s forecast. Finished goods FOB costs shall be based on a best available quotation from Ryder, taking into account the estimated amortized cost of scrap.
e)	Ryder shall begin placing orders for long lead time materials based on the lead-time of each material.
f)	Ryder shall make best faith efforts to maintain a basic level of no penalty cancellation on material orders as per the terms outlined in the Material Authorization template in Exhibit “F”.
ii)	At a minimum of 60 days plus production lead time based on actual order quantity prior to CUSTOMER’s target EXF ship date;
a)	CUSTOMER shall convert forecast and material authorization to a Purchase Order.
b)	Ryder shall perform a feasibility analysis with regard to CUSTOMER’s purchase order. The Parties shall work together to mutually agree to EXF dates including partial shipments.
c)	The Purchase Order shall finalize EXF dates and quantities. Any changes to the EXF dates and quantities after the Purchase Order has been issued must be mutually approved by the Parties.
d)	CUSTOMER shall accept Purchase Order as subject to no-cancellation, provided Ryder Industries Ltd. fulfills its obligations to CUSTOMER with regard to EXF dates and product conformity.
e)	CUSTOMER shall provide payment for 25% of the total finished goods FOB cost estimated in the CUSTOMER’S Purchase Order.
iii)	Upon delivery to CUSTOMER’s designated freight forwarder in Hong Kong (FOB Hong Kong NET);
a)	CUSTOMER’s designated freight forwarder shall issue a goods received document and furnish a copy to Ryder, CUSTOMER and CUSTOMER’s designated third party financier if applicable.
b)	CUSTOMER or a third party financier designated by CUSTOMER and mutually approved by CUSTOMER and Ryder Industries Ltd. shall issue a payment for the total remaining balance based on the final finished goods FOB price. (For reference, this figure will represent approximately 70% of the finished goods FOB price +/- any adjustments resulting from a change in FOB price between the issue of the first deposit and final payment).
c)	FOB Hong Kong NET payments may be divided into partial payments prorated based on the quantity of units shipped in each respective partial order.
iv)	Payment terms may be revisited by the Parties in the future. Ryder will consider CUSTOMER’s order volume and payment history over a period of time before awarding CUSTOMER with terms more favorable to CUSTOMER. Any change in payment terms must be mutually accepted by the Parties.

v)	All manufacturing and production material payments shall be made by direct wire payment from CUSTOMER to Ryder Industries Ltd., or alternatively, a financier designated by CUSTOMER and mutually approved by Ryder Industries Ltd.
vi)	Ultimate responsibility for payment shall lie with CUSTOMER regardless of whether CUSTOMER makes use of a third party financier.
vii)	Refer to Exhibit “C” for terms regarding any excess material purchase requested by CUSTOMER for optional future production.
viii)	Any non-cancellable, non-refundable (NCNR) material purchased by Ryder at the request of CUSTOMER that cannot be used for future finished goods, for instance in the case of a design change, shall be the financial responsibility of CUSTOMER.
ix)	For material with lead time over one hundred-twenty (120) days, Ryder shall make a good faith effort to expedite the material to meet CUSTOMER’s EXF date. If this is not possible, customer will accept either the hot-buy price difference or deferral of the finished goods EXF date.

Initials
______
______

EXHIBIT “C”

Optional Finished Goods Production

CUSTOMER may wish to purchase extra long lead-time materials in order to create the option of additional finished goods production without committing to the full the cost and schedule of finished goods upfront. This will allow CUSTOMER time to measure sales velocity and secure additional orders from retailers. The objective of such options allow the CUSTOMER to decide on the quantity and ex-factory date sixty (60) days before ex-factory instead of ninety (90) to one hundred-twenty (120) days before ex-factory.

(i)	CUSTOMER shall follow the same terms and payment schedule as outlined in Exhibit “B” and Exhibit “F” with the following exceptions;
a.	CUSTOMER shall issue payment for 5% of the long lead-time electronic (“EE”) material cost ninety to one hundred-twenty (90-120) Days before the earliest possible EXF date.
b.	CUSTOMER shall issue payment for 25% of the long lead-time electronic (“EE”) material cost sixty (60) Days plus production lead time based on actual order quantity before the earliest possible EXF date.
c.	CUSTOMER shall issue payment for the remaining 70%, plus or minus any adjustments, of the long lead-time electronic (“EE”) material cost upon the earliest possible EXF date (same EXF date as stated in Exhibit C (i) a.) if the materials have not been converted to finished goods or if the final EXF date requested by customer is later than this originally stated earliest possible EXF date.
d.	When CUSTOMER decides finished goods production is necessary; CUSTOMER shall place a purchase order and issue payment for 30% of the mechanical (“ME”) Material, short lead-time electrical (“EE”) material, Labor, Overhead and Profit cost sixty (60) days plus production lead time based on actual order quantity prior to the mutually-agreed ex-factory shipment date.
e.	Ryder shall perform a feasibility analysis with regard to CUSTOMER’s purchase order. The Parties shall work together to mutually agree to EXF dates including partial shipments.
f.	The Purchase Order shall finalize EXF dates and quantities. Any changes to the EXF dates and quantities after the Purchase Order has been issued must be mutually approved by the Parties.
g.	CUSTOMER shall provide payment for the remaining 70% of ME Material, Short lead time electrical (“EE”) material, labor, Overhead and Profit cost, plus or minus any adjustments, upon the issue of a goods received letter issued by the authorized freight forwarder FOB HK NET.

h.	If CUSTOMER chooses to convert the materials to finished goods on the earliest possible EXF date (same date as stated in Exhibit C (i) e.), CUSTOMER shall provide payment for the remaining 70% of the total FOB cost, plus or minus any adjustments, upon the issue of a goods received letter issued by the authorized freight forwarder FOB HK NET.
i.	For material with lead time over one hundred-twenty (120) days, Ryder shall make a good faith effort to expedite the material to meet CUSTOMER’s EXF date. If this is not possible, customer will accept either the hot-buy price difference or deferral of the finished goods EXF date.

	90 - 120 days before earliest possible EXF date	60 days plus production lead time based on actual order quantity before earliest possible EXF date	Earliest Possible EXF date
Long Leadtime EE Material	5%	25%	70%

Payment Schedule for Long Lead-time Electronic Materials to Support Optional Finished Goods Production

	60 days plus production lead time based on actual order quantity before Actual EXF date	FOB HK NET
ME Material, Short lead time material, Labor, Overhead and Profit	30%	70%

Payment Schedule for Short Lead-time Mechanical Materials, Short Lead-time Electronic Materials, Labor and Overhead, Profit to Support Optional Finished Goods Production (with flexible schedule for push-out)

EXHIBIT “D”

Example Goods Received Document

EXHIBIT “E”

Authorized Freight Forwarders

This section may be amended in the future to include additional freight forwarders.

Horizon Air Freight Inc.

152-15 Rockaway Boulevard

Jamaica, NY 11434

Tel +1 (718) 528-3800 (24/7/365)

+1 (800) 221-6028

www.haf.com

Attn: Marie Gernet

jfkmarie@haf.com

CC: Steve Leondis, Vice President

steve@haf.com

Hong Kong Agent for Horizon Air Freight:

Sky Air (International) Co. Ltd

Flat A&C, 10/F, King Yip Factory Building

59 King Yip Street

Kwun Tong, Kowloon, Hong Kong

Attn: Andy / Gary

Tel +852 2994 6217

Fax +852 3426 9156

Notes:

1.	All instructions must be provided by Keen Home Inc to Horizon Air Freight NY.
2.	Horizon Air Freight will inform Sky Air of upcoming shipments and Sky Air will work directly with Ryder to arrange logistics in greater detail.
3.	All addresses listed are offices only. Specific delivery addresses and instructions will be provided separately.
4.	Horizon Air Freight Inc and Sky Air (International) Co. Ltd will facilitate both ocean and air shipments.

EXHIBIT “F”

Material Authorization

From:	Keen Home Inc.	Date:

Attn:

To    : Ryder Industries Ltd.             Attn :

RE: MATERIAL AUTHORIZATION (MA) RELEASE

Keen Home Inc. hereby authorizes Ryder Industries Ltd. to purchase materials in support of future production of finished goods for Keen Home Inc. based on Keen Home Inc. forecast quantities and ex-factory shipment dates.

Ryder Industries Ltd. shall make a good faith effort to request no penalty cancellation on non-custom materials from its distributors and manufacturers when cancellation is requested more than thirty (30)1 days prior to the scheduled delivery date of material to Ryder Industries Ltd.

Ryder Industries Ltd. shall make a good faith effort to request no penalty cancellation on any materials for which the distributor or manufacturer cannot meet or has not met the requested delivery date.

Ryder Industries Ltd. shall make a good faith effort to delay the order of any materials subject to no-cancellation, no-return (NCNR) policy as long as possible to the extent it does not risk a timely EXF date.

Keen Home Inc. shall issue a purchase order within 2 months from the date of this MA to convert all affected materials into finished goods or alternatively Keen Home Inc. shall be liable for purchasing any materials authorized by this MA that are subject to an NCNR policy.

Ryder Industries Ltd. shall keep Keen Home Inc. informed of its liabilities by sharing the lead time and cancellation policy of all materials upon request. This requirement may be satisfied by including lead time and cancellation policy in the bill of materials (BOM) or quotation.

Continued on next page.

Initials
______
______

1Thirty (30) days prior to material delivery at Ryder is generally forty-five (45) or more days prior to EXF.

Affected Part Number(s):______________

Number of Finished Goods Sets: ________

Earliest Possible EXF Date: ____________

Attach affected Bill of Materials.

Thanks and Best regards,

Name & Title:

Signature:	Date: ___________

On Behalf of Keen Home Inc.